MONKEY
BARREL — RUM — FINISHED

Fall 2016 Investment Opportunity

1

LEGAL DISCLAIMER

This presentation may not be reproduced or transferred to any other person without the consent of Evolution Spirits, Inc. By accepting delivery of this presentation you hereby agree to return it and all related documents to Evolution Spirits, Inc. upon its request.

This presentation and related communication shall not constitute an offer to sell or the solicitation of an offer to buy securities. Any such sale shall be made solely by means of purchase materials provided to prospective lenders by the company.

This presentation may include "forward-looking statements." These forward-looking statements are based on management's current expectations and projections about future events. Although Evolution Spirits, Inc. believes that the assumptions upon which these forward-looking statements are based are reasonable, any of those assumptions, current expectations and projections could prove to be inaccurate and, as a result, the forward-looking statements also could be materially incorrect.

All terms and conditions surrounding the investment opportunity are contained in the Convertible Note Documents

Award-Winning
Taste
Award-Winning
Design
MONKEY
RUM
TOASTED COCONUT
MONKEY
SPICED
RUM
MicroLiquor
2015
TRIPLE
GOLD
MEDAL
SPIRIT AWARDS
SIP
AWARDS
2015
PLATINUM
PACKAGE DESIGN
SIP AWARDS
2015
GOLD
SIP
AWARDS
2015
PLATINUM
MicroLiquor
2015
PACKAGE
GOLD
DESIGN
SPIRIT AWARDS
GOLD
SPIRITS 2015
SILVER
SPIRITS 2015

Made with Barrel Aged Rum & Natural Ingredients

Designed to sip

1/2 the sugar of leading competitors

Gluten Free, Kosher, 70 Proof

Competitor - Malibu Coconut Rum

Made with Barrel Aged Rum & Natural Ingredients

Designed to sip

Gluten Free, Kosher, 70 Proof

Competitor – Captain Morgan

The Team

45 years of combined spirits experience



Chairman





As founder of Monkey Rum and global TV personality, Zane represents the public face of Monkey Rum as well as serving as the chairman of the board. Zane is true entrepreneur and drinks aficionado having pioneered the travel / adventure drinking shows as host of National Geographic Channel's Chug, Drinking Made Easy and Three Sheets (appearing on Spike, Travel Channel and Fine Living Network). Zane also hosts various spirits industry events like Tales of the Cocktail and WSWA.

CEO

16+ years of experience as the leader of some of the largest spirits brands in the world including ABSOLUT, Stoli and Malibu. He has created over 40 new brands and products for Pernod Ricard and pioneered some of the most widely used entertainment marketing models in the industry. Ian holds an MBA from Emory University & a BBA from Smith School of Business @ University of Maryland.

CFO / COO

20 years of consumer packaged goods experience, including more than 16 years in the alcohol beverage sector. He is a qualified accountant, operational and finance expert having deep experience managing global supply chains and financial control systems for Diageo.

Strong Investor Group - Leaders of Global Brands



Rohan Oza

Partner, Cavu Venture Partners



Mike Kirban/Ira Liran

Founders of Vita Coco



JB Woodworth

Frmr Director of Sales Pernod Ricard



SWEDISH HOUSE MAFIA

Axwell, Ingrosso, Amy Thompson



Former Leadership @ DIAGEO

Matt Gilbreath

Frmr Executive @ Diageo



Former Leadership @ Pernod Ricard

Stephen O'Neill

Frmr Executive @ Pernod Ricard



We Grow Water. WTR MLN WTR

Jeff Rubenstein

CMO WTR MLN WTR

The Opportunity

$20+ Rum Segment is Underdeveloped

% of Revenue by Price Tier



	Whiskey	Vodka	Tequila	Rum
Super/Ultra Premium (Expensive) - $20+	67%	54%	53%	21%
Premium (Decent) $12-$20	22%	27%	37%	67%
Value (Cheap) >$12	11%	19%	10%	12%

■ Super/Ultra Premium (Expensive) - $20+   ■ Premium (Decent) $12-$20   ■ Value (Cheap) >$12

Source - DISCUS DATA - 2015

Industry Indicators

Craft is hot!

"Sales of what we call micro-spirit companies are growing at double digit rates…"





Rabobank Releases Report on the Growing U.S. Craft Spirits Market

01/08/2016

St. Louis, MO – January 8, 2016 – The trend amoung U.S. consumers to abandon large, well-established brands in favor of smaller niche brands is having a profound effect on the spirits market. Rabobank explores this trend in a new report, and finds both large and small companies have a big opportunity to capitalize on this emerging trend.

The report, "**The U.S. Spirits Market and the Battle for 'Craft': Responding to the Opportunity – Overcoming the Challenges**," finds consumer interest in exploring new niche brands – particularly local brands – creates attractive opportunity for entrepreneurs entering the spirits category. However, while the opportunities are clear, there are also significant challenges and it is becoming increasingly apparent that the growth of craft spirits will be a more complex process than what we have seen in the beer category. Distilling is more complex and capital intensive than brewing, excise taxes are more onerous and established spirits companies have been more responsive to the evolving consumer trends. Looking forward, we believe that spirits companies, large and small, will have opportunities to capitalize on emerging consumer trends, but each will face a different set of challenges. Achieving success will depend not on size, but on the ability to engage consumers and overcome their specific challenges.

"Sales of what we call micro-spirit companies are growing at double-digit rates but large spirits companies are also enjoying solid growth," notes report author and Rabobank Analyst Steve Rannekleiv. "Going forward, we believe success in this market, for any size company, will be determined by its ability to engage consumers and manage the challenges the market presents."

A full copy of "**The U.S. Spirits Market and the Battle for 'Craft': Responding to the Opportunity – Overcoming the Challenges**," is available by contacting Sarah Kolell at Rabo AgriFinance.

###

"craft spirits are now on a steeper growth curve than craft beer in the 1980's"



SHANKEN NEWS *Daily* | Free Email Newsletter on the Wine, Spirits and Beer Business. SIGN UP NOW

JANUARY 27TH, 2016

FEATURES TRENDS

Craft Spirits Come Of Age

Small distilleries are reaching the critical mass needed to shake the market—and now they hope to seize the moment.

In 2003, there were 60 craft distillers operating in the United States. Today, that total is 760, according to the American Distilling Institute (ADI), and a further 200 are under construction. The craft category, of course, remains very small. The Distilled Spirits Council of the United States (DISCUS) defines small distillers as those producing under 100,000 nine-liter cases a year, and more than 95 percent of today's players make fewer than 50,000 cases annually, according to the ADI. Analysts at brokerage firm BNP Paribas estimate small distillers' total spirits market share in the United States at 1.7 percent by volume and nearly 2 percent by value, with gross income nearing $450 million in 2014.

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Rum is next!

"IWSR believes volume sales of super-premium rum will increase 50% by 2017"

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Design | Marketing | Packaging

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Ultra-premium spirits – time for a new generation

Chris Halton, global strategy director at JKR, explains how the ability for a spirit brand to understand, articulate and communicate its story will become more important than ever before

When last year Sean Combs, aka P Diddy, spotted the popularity of super-premium tequila DeLeón on the Los Angeles club scene and approached Diageo's North America president, Larry Schwartz, about getting together to buy it, he was joining fellow celebrities Justin Timberlake and George Clooney in owning super-premium tequila brands. He was also making a shrewd business move: retailing at US$65-850 a bottle, DeLeón is now one of Diageo's fastest growing brands in the US.

The spirits world has long known that there is opportunity in super-premium. According to the Distilled Spirits Council of the United States, across all spirits, value sales dropped by 1.3% in 2014, while super premium increased by 5.1%. In some segments it is more pronounced: the IWSR believes volume sales of super-premium rum will increase 50% by 2017.



"both rum and tiki drinks are on everyone's radar."

The Best Spirits And Cocktails For 2016

Adam Morganstern, CONTRIBUTOR

FULL BIO

Break out the pirate costumes and flaming torches. I asked a group of top mixologists and spirits writers what they're looking forward to drinking more of in 2016, and both rum and tiki drinks are on everyone's radar – well-made, creative tiki drinks though, they all wish to point out. Amaro, including some American-made ones, will be popular as well as offerings of lower-alcohol cocktails.

Market Potential

Premium/flavored rum total 16m 9ltr cases

Spiced Rums   =   ~8m cases

Growth in premium spiced (Sailor Jerry, Kraken Rum)

Coconut Flavors   =   ~5m cases

Entry points in multiple categories



Premium Rums   =   ~3m cases

Fragmented, few sizable brands (Zacapa, Brugal)

9

Projected using 2013 Self-Reported ADAMS data combined with
ACN data from 52 Weeks Ending May 2014

Business Performance

Results so far

- $500K+ in revenue in first full year
- Expanded into 3 additional states in 2016
- More then 1,250 accounts in distribution
- Holding a premium price point in a competitive market ($22 - $28)

On-Premise impact



Off-Premise impact



Financial Performance

	Yr.0 (a) FY 2014/15	Yr.1 FY 2015/16	
Vol (9 ltr. cs.)	451	2,430	
Gross revenue	95	524	
Discounts	3	30	
Net Revenue	92	494	
COGS	59	287	
Gross Margin	**33**	**207**	
	36%	42%	
Sales	59	396	
Marketing	161	285	
People	213	662	
Admin	70	148	
Interest	15	78	
Profit	**(485)**	**(1,362)**	

(a) partial year

- Since launch of the barrel aged Monkey Rum with Toasted Coconut and Monkey Spiced Rum, we increased volume 5x (Yr.0 vs. Yr.1), selling into NY, NJ, FL and CA

- Gross margin in Yr.1 was over 40%, and will improve through scale (we estimate approximately 5-8% gross margin improvement on COGS savings in Yr.3+)

- Investment into sales infrastructure (people) and sales strategy allowed expansion of our account base from 120 accounts in Yr.0 to over 700 accounts, and increased revenue 5x

- During Yr.2, we are opening new markets as well as deepening market penetration in existing markets; in the first six months, we have added a further 500+ points of distribution in addition to securing crucial "chain" presence

The Monkey Rum Advantage
Zane Lamprey's loyal fan base and social media



- Zane Lamprey has millions of loyal fans developed through his international television shows.

- These fans are deeply engaged, show up at events, take action on social media and buy / talk about Monkey Rum.

- Zane's most recent project "Adv3nture Hoodie" was the #1 Fashion Kickstarter in history selling over $1.6M over the last 6 weeks.

- As a spirits expert, people trust Zane's recommendations on spirits.

The Monkey Rum Advantage

Strong national and local media coverage





Liquor.com
GSN REVIEW: MONKEY SPICED RUM
New Times
THE SPIRITS BUSINESS
TV HOST ZANE LAMPREY LAUNCHES MONKEY RUM
HAUTE LIVING
9 Refreshing Cocktails for Your Haute Miami Summer
BEVNET
thedrinksreport
Monkey Rum bottles are re-purposed as glasses
ORLANDO WEEKLY
SUNDAY RUM DAY
South Florida Monkey Rum Launch Party
Got Rum?
Miami Herald

SQUAWK BOX
SQUAWK BOOZE NEWS
CRAFT COCKTAILS
CNBC

MONKEY
SQUAWK BOOZE NEWS
CRAFT COCKTAILS
CNBC

The Monkey Rum Advantage
World's first bottle designed to be up-cycled into glassware





Distribution footprint
Current distribution covers 40% rum sales
Phased expansion in 2017

2ND HALF - 2017

1ST HALF - 2017

1ST HALF - 2017







Currently Distributed

Supply chain

Scaleable supply chain covering domestic and international expansion

Our rum

- Rum is sourced from one of the leading Caribbean rum producers
- The supplier has an existing own brand portfolio, as well as selling rum on the open market

Our bottle

- Proprietary and patented bottle is sourced from a vendor employing a network of factories; this allows for continuity of supply as well as timely fulfillment

Our bottling operations

- We employ a third party bottler, employing over 1,000 staff, and is used by the world's largest spirits brands; they offer efficiency and substantial capacity to meet our requireents

Our distribution footprint

Exit strategy

Endorsements generate high multiples



Pernod takes a $100M gulp of Tequila Avion
AVION Silver TEQUILA
Bethenny Frankel's Skinnygirl Deal: The Numbers Still Hold Up
CIROC
That's The Spirit: Justin Timberlake Takes On Tequila
Sammy Hagar sells stake of tequila company for $80 million

Comps - Premium brands; Skinny Girl, Cabo Wabo, 42 Below

Valuation - Net Sales Value multiples between 9X - 13X trailing 12 months

Strong comparables; multiple buyers

Sell Monkey Rum to a major or emerging spirits / wine or beer supplier within 3-5 years:

- Beer / Wine companies with spirits (Gallo, InBev)
- Large Sprits Groups (Suntory, Patron, LVMH)
- Emerging one / two brand groups (Stoli Company, Russian Standard, Sydney Frank)
- Global Powerhouses (Pernod Ricard, Bacardi)

Comparable Spirits Exits

Growth Brand	Spirits Category	Buyer	Year	Revenue (m)	Price (m)	Valuation†	Source
Hpnotiq	Liqueur	Heaven Hill	2005	2.2	40	18.0x	**
42 Below	Vodka	Bacardi	2006	7.0	91	13.0x	**
Chambord	Liqueur	Brown-Forman	2006	15.6	255	16.3x	**
Cabo Wabo	Tequila	Campari	2007	9.5	91	9.6x	**
Ultimat	Vodka	Patron	2007	2.4	17	7.1x	*
Effen	Vodka	Jim Beam	2009	10.0	68	6.8x	*
Leblon	Cachaca	Bacardi (30%)	2010	2.0	12	20.0x	**
Zacapa	Rum	Diageo	2010	12.7	200	15.8x	**
Skinny Girl	Vodka	Beam	2011	8.0	90	11.2x	**
Average - All Brands				7.7	96.0	13.1x	

Sources: *Double Cross Presentation, **Park Street   †valuation based on multiple of revenue

CONTACT

Ian Crystal - CEO

ian@MonkeyRum.com

917.543.7880